SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2266G 102

(CUSIP Number)

Michael Krull

Mason Forty Partners LLC

600 Washington Avenue, Suite 2500

St. Louis, Missouri 63101

(314) 548-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G2266G 102	Page 2 of 7 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mason Forty Partners LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Missouri
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,050,000
	8	Shared voting power 0
	9	Sole dispositive power 1,050,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,050,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 27.4%
14	Type of reporting person (see instructions) CO, OO

SCHEDULE 13D

CUSIP No. G2266G 102	Page 3 of 7 Pages

This Schedule 13D is filed by Mason Forty Partners LLC (“Mason Forty”) with respect to ownership of the ordinary shares, no par value per share (“Ordinary Shares”), of Collabrium Japan Acquisition Corporation, a British Virgin Islands company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 3,829,054 Ordinary Shares outstanding as of June 24, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at 16 Old Bond Street, London W1S 4PS.

Item 2. Identity and Background.

Mason Forty’s business address is 600 Washington Avenue, Suite 2500, St. Louis, Missouri 63101. Mason Forty is a limited liability company formed to make investments in certain securities.

The sole executive officer and manager of Mason Forty is Michael Krull. The business address for Mr. Krull is c/o Mason Forty, 600 Washington Avenue, Suite 2500, St. Louis, Missouri 63101.

Neither Mason Forty nor Mr. Krull has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Mason Forty nor Mr. Krull has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mason Forty is a Missouri limited liability company. Mr. Krull is a citizen of the United States.

Item 3. Sources of Funds.

Mason Forty utilized its working capital as the consideration to make the acquisition referred to in Item 4 below.

Item 4. Purpose of Transaction.

Effective June 24, 2014, Mason Forty acquired warrants (“Warrants”) to purchase an aggregate of 2,700,000 Ordinary Shares of the Issuer. The Warrants were originally

SCHEDULE 13D

CUSIP No. G2266G 102	Page 4 of 7 Pages

owned by the initial shareholders of the Issuer (the “Insiders”), including the Issuer’s officers and directors, who purchased the Warrants simultaneously with the consummation of the Issuer’s initial public offering (the “IPO”). Each Warrant entitles the holder to purchase one Ordinary Share of the Company for $11.50 per share commencing on the consummation by the Issuer of a business combination.

The aggregate purchase price for the Warrants was $300,000. Additionally, Mason Forty has agreed to pay to the Insiders an “earnout payment” as follows: after Mason Forty has received cash net proceeds from the sale of Ordinary Shares, Warrants or Ordinary Shares issuable upon exercise of Warrants transferred by the Insiders, whether in the public markets or in privately negotiated transactions, of an amount in excess of $7,300,000 (“Threshold Return”), Mason Forty will pay to the Insiders ten percent (10%) of the amount of cash net proceeds received by Mason Forty on any such sale in excess of the Threshold Return up to an aggregate of $2,400,000.

Mason Forty intends to assist the Issuer in locating and consummating a business combination and may seek to cause the Issuer to take any action necessary to consummate such a transaction, including amending the Issuer’s Amended and Restated Memorandum and Articles of Association to further extend the period of time which the Issuer has to consummate such a business combination. Mason Forty has agreed to pay for the expenses of the Issuer in connection therewith.

In connection with the foregoing, the Insiders transferred to Mason Forty an aggregate of 1,050,000 Ordinary Shares of the Issuer for no additional consideration. Such Ordinary Shares are subject to transfer restrictions as described in Item 6 below.

Mason Forty acquired the Ordinary Shares and Warrants described in this Schedule 13D for investment purposes.

In connection with Mason Forty’s acquisition described above, the Issuer has agreed that Mason Forty shall have the right to appoint four members to the Issuer’s Board of Directors. As of the date of this Schedule 13D, Mason Forty has not nominated any such members to the Board of Directors although it may do so at any time.

At the date of this Schedule 13D, neither Mason Forty nor Mr. Krull, except as set forth in this Schedule 13D, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

SCHEDULE 13D

CUSIP No. G2266G 102	Page 5 of 7 Pages

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Mason Forty is the beneficial owner of 1,050,000 Ordinary Shares of the Issuer, or approximately 27.4% of the Issuer’s outstanding Ordinary Shares. The foregoing does not include the Warrants to purchase an aggregate of 2,700,000 Ordinary Shares described in Item 4 above, which Warrants are not currently exercisable and will not become exercisable within the next 60 days. Mason Forty has sole voting and dispositive power over such securities.

Mr. Krull does not own any Ordinary Shares of the Issuer.

In the past 60 days, Mason Forty effected the transactions described under Item 4 above and such transactions are incorporated by reference herein. Mr. Krull has not effected any transactions within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the acquisition reported on in Item 4 above, Mason Forty became party to a letter agreement similar to the letter agreements executed by the Insiders in connection with the IPO. The letter agreement provides, among other things, that Mason Forty will vote in favor of any proposed business combination presented to the Issuer’s shareholders for consideration. The letter agreement also provides that of the

SCHEDULE 13D

CUSIP No. G2266G 102	Page 6 of 7 Pages

1,050,000 Ordinary Shares transferred to Mason Forty, (i) 210,000 Ordinary Shares will be transferrable upon consummation of a business combination, (ii) 210,000 shares will be transferrable when the closing price of the Issuer’s Ordinary Shares exceeds $12.00 for any 20 trading days within a 30 trading day period following consummation of a business combination, (iii) 210,000 shares will be transferrable when the closing price of the Issuer’s Ordinary Shares exceeds $13.50 for any 20 trading days within a 30 trading day period following consummation of a business combination, (iv) 210,000 shares will be transferrable when the closing price of the Issuer’s Ordinary Shares exceeds $15.00 for any 20 trading days within a 30 trading day period following consummation of a business combination and (v) 210,000 shares will be transferrable when the closing price of the Issuer’s Ordinary Shares exceeds $17.00 for any 20 trading days within a 30 trading day period following consummation of a business combination (the foregoing restrictions being the same restrictions on transfer as is currently in place with respect to such shares when held by the Insiders).

Additionally, the Insiders conditionally assigned to Mason Forty the Insiders’ rights under that certain Registration Rights Agreement dated as of October 18, 2012 among the Issuer and each of the parties executing a signature page thereto with respect to the Ordinary Shares and Warrants transferred thereby. Pursuant to the Registration Rights Agreement, Mason Forty has the right to demand that the Issuer register the securities acquired by it as described in this Schedule 13D. In addition, Mason Forty has certain “piggy-back” registration rights on registration statements filed by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7. Material to be filed as Exhibits.

1. Letter Agreement, dated June 24, 2014, from Mason Forty to the Issuer.

SCHEDULE 13D

CUSIP No. G2266G 102	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 7, 2014

MASON FORTY PARTNERS LLC

By:	/s/ Michael Krull
Michael Krull, Manager

June 24, 2014

Collabrium Japan Acquisition Corporation

c/o Collabrium Advisors LLP

16 Old Bond Street

London W1S 4PS

Re:	Initial Public Offering

Ladies and Gentlemen:

Reference is made to that certain letter agreement, effective as of June 24, 2014 (the “Letter Agreement”), among Mason Forty Partners LLC (“MF”), Collabrium Japan Acquisition Corporation, a British Virgin Islands corporation (the “Company”), and the Company’s initial shareholders (the “Insiders”). In order to induce the Company and Insiders to enter into the Letter Agreement, MF hereby agrees as set forth below. Certain capitalized terms used herein are defined in paragraph 7 hereof.

1. MF agrees that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it shall vote all Ordinary Shares owned by it in favor of such proposed Business Combination.

2. (a) MF agrees that in the event that the Company fails to consummate a Business Combination by August 24, 2014, as the same may be extended (such later date being referred to herein as the “Expiration Date”), it shall take all reasonable steps within its power to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, redeem Ordinary Shares held by the Public Shareholders, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest but net of taxes payable divided by the number of then outstanding Ordinary Shares held by Public Shareholders and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining shareholders, as part of the Company’s plan of dissolution and liquidation subject, in respect of clauses (ii) and (iii), to the Company’s obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.

(b) MF agrees that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Trust Account with respect to the Founder Shares or Insider Warrants transferred to it pursuant to the Letter Agreement.

(d) MF further waives, with respect to any Ordinary Shares held by it, any redemption rights it may have in connection with the consummation of a Business Combination

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or any extension of the Expiration Date, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase Ordinary Shares (although MF shall be entitled to redemption and liquidation rights with respect to any Ordinary Shares (other than any Founder Shares it holds) it holds if the Company fails to consummate a Business Combination by the Expiration Date.

3. (a) MF agrees that until such time as (A) with respect to 20% of the Founder Shares, upon consummation of the Business Combination; (B) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (C) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (D) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (E) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination (in all cases, as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like); (such applicable period being the “Founder Lock-Up Period”) or (B) the consummation by the Company of any subsequent liquidation, acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement or other similar transaction, which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, it shall not, except as described in the Prospectus, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the “Exchange Act”), with respect to the Founder Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Founder Shares, whether any such transaction is to be settled by delivery of the Ordinary Shares or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (b)(i) or (b)(ii).

(b) Further, MF agrees that after the Founder Lock-Up Period has elapsed, the Founder Shares owned by MF shall only be transferable or saleable pursuant to a sale registered under the Securities Act or pursuant to an available exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”).

(c) Subject to the limitations described herein, MF shall retain all of its rights as a shareholder during the Founder Lockup Period including, without limitation, the right to vote any Founder Shares.

(d) During the Founder Lock-Up Period all dividends payable in cash with respect to such securities shall be paid, as applicable, to MF, but all dividends payable in Ordinary Shares

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or other non-cash property shall become subject to the applicable lock-up period as described herein and shall be released from such lock-up in accordance with the provisions of this paragraph 3.

4. MF agrees that neither it nor its affiliates will receive any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of, the Company’s initial Business Combination (regardless of the type of transaction that it is), other than the following:

(a) reimbursement for any out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination, provided that no proceeds held in the Trust Account may be applied to the payment of such expenses prior to the consummation of a Business Combination; and

(c) repayment of loans, if any, and on such terms as to be determined by the Company from time to time after completion of this Offering, to finance working capital requirements; provided that no proceeds held in the Trust Account may be applied to the payment of such expenses prior to the consummation of a Business Combination.

5. MF agrees that the Company will not consummate any Business Combination that involves a company which is affiliated with it unless the Company obtains an opinion from an independent investment banking firm that the Business Combination is fair to the Company’s shareholders from a financial perspective.

6. MF has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.

7. As used in this Letter Agreement, (i) “Business Combination” shall mean the initial acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of, all or substantially all of the assets of, or engaging in any other similar business combination with, one or more businesses or entities by the Company; (ii) “Founder Shares” shall mean the 1,400,000 Ordinary Shares acquired by the Insiders for an aggregate purchase price of $25,000 prior to the consummation of the Company’s Initial Public Offering; (iii) “Insider Warrants” shall mean the 3,600,000 warrants of the Company purchased by the Insiders for an aggregate purchase price of $2,700,000 in the aggregate, or $0.75 per warrant; (iv) “Public Shareholders” shall mean the holders of securities issued in the initial public offering; and (v) “Trust Account” shall mean the trust account into which a portion of the net proceeds of the initial public offering and the private placement were deposited.

8. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto.

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9. MF may not assign this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the Company. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on MF and its successors and assigns. MF hereby appoints, without power of revocation, Graubard Miller, with an office at 405 Lexington Avenue, New York, New York 10174, as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Letter Agreement.

10. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. MF (i) agrees that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York, in the State of New York, and irrevocably submits to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waives any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

11. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, electronic or facsimile transmission.

12. This Letter Agreement shall terminate on the earlier of (i) the later of the expiration of the Founder Lock-Up Period or (ii) the complete liquidation of the Trust Account.

[Signature page follows]

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Sincerely,

MASON FORTY PARTNERS LLC

By:	/s/ Michael Krull
	Name:	Michael Krull
	Title:	Manager

Acknowledged and Agreed:

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name:	Koji Fusa
Title:	Chief Executive Officer

Signature Page to Insider Letter